

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Lynda Chervil
Chief Executive Officer
Internet Sciences Inc.
521 Fifth Ave, 17th Floor
New York, NY 10175

> **Re: Internet Sciences Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-259214**

Dear Ms. Chervil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 1 of Registration Statement on Form S-1

Prospectus Summary, page 4

1.   Please disclose in the prospectus summary that you have not yet generated revenues, have had recurring losses since inception and have not achieved profitable operations, which raise substantial doubt about your ability to continue as a going concern.

Financial Statements and Exhibits, page 30

2.   Please revise to include the annual audited and interim period unaudited financial statements in the Form S-1 and not as an exhibit to the filing. Refer to Item 11 of Form S-1.

<u>Exhibit 23.1, page X-23</u>

3.   Please revise to include an updated consent from your independent registered public accounting firm.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner, Esq.